19010462

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREDERICK & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N27W23953 PAUL ROAD, SUITE 202
(No. and Street)

PEWAUKEE	WI	53072
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon Frederick 262-278-4053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
APR 30 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lon Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DEBORAH WIKRAMANAYAKE NOTARY PUBLIC STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frederick & Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Frederick & Company, Inc.
N27W23953 Paul Road, Suite
202 Pewaukee, WI 53072

Qualified Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Frederick & Company, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, except for the valuation of securities owned not readily marketable as disclosed in Note 4 and warrants outstanding as disclosed in Note 5 and Attachment 1, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

We were unable to obtain sufficient evidence regarding valuation of the Company's securities owned not readily marketable stated at $301,230 at December 31, 2018, which is included as an asset on the balance sheet as described in Note 4 to the financial statements and related warrants outstanding as described in Note 5 and Attachment 1; nor were we able to satisfy ourselves as to the fair value of securities owned not readily marketable or warrants outstanding by other auditing procedures.

Basis for Qualified Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Frederick & Company, Inc.'s auditor since 2018.

Sugar Land, TX

April 25, 2019

FREDERICK & COMPANY, INC.

Statement of Financial Condition
As of December 31, 2018

ASSETS

Assets:		
Cash	$	532
Securities Owned		
Marketable, at market value		671,371
Not readily marketable, at estimated value		301,230
Prepaid Expenses		2,834
Total Current Assets		975,967
Property and Equipment		
Furniture and equipment		4,810
Accumulated depreciation		(3,705)
Net book value		1,104
Total assets	**$**	**977,071**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Note payable - stockholders		147,938
Accrued interest		15,778
Accounts payable		14,668
Accrued wages and taxes		19,419
Total Current liabilities		197,803
Subordinated Borrowings		248,958
Accrued Interest on Subordinated Borrowings		12,941
Total Subordinated Borrowings		261,900
Total liabilities		459,702
Stockholder's Equity		
Common stock:		
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 20,965 shares		20,965
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares		42
Additional paid in capital		2,029,789
Accumulated deficit		(850,850)
Accumulated unrealized gain (loss)		(682,578)
Total stockholder's equity		517,369
Total liabilities and stockholder's equity	**$**	**977,071**

FREDERICK & COMPANY, INC.

Statement of Operations
For the Year-Ended December 31, 2018

Income:		
Commission income	$	-
Mutual Fund Trailer Income		151
Total Income		151
Expenses:		
Employee compensation		18,000
Payroll taxes and benefits		3,200
Communications		3,161
Occupancy		9,328
Legal and professional		18,525
Travel, meetings and entertainment		27
Dues and fees		4,131
Depreciation		395
Insurance		1,281
Office expense		3,834
Total operating expenses		61,882
Net loss from operations		(61,731)
Interest expense		14,581
Net loss		(76,312)
Other Comprehensive Income		
Unrealized gain on securities owned		20,693
Total other comprehensive income		20,693
Total Comprehensive Loss	$	(55,620)

FREDERICK & COMPANY, INC.

Statement of Cash Flows
For the Year-Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(55,620)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and Amortization		395
Unrealized gain on securities		(20,693)
Changes in Operating Assets & Liabilities:		
Prepaid & Other		(34)
Accounts Payable, Credit Cards		14,424
Accrued interest		8,091
Net Cash Used In Operating Activities		**(53,437)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from shareholder loans		50,218
Net Cash Provided By Financing Activities		**50,218**
Net Increase (Decrease) In Cash		(3,219)
Cash At Beginning of Year		3,751
Cash At End of Year	**$**	**532**

FREDERICK & COMPANY, INC.

Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2018

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2017	$ 21,007	$ 2,029,789	$ (1,477,808)	$ 572,988
2018 net loss	-	-	(55,620)	(55,620)
Balance, December 31, 2018	$ 21,007	$ 2,029,789	$ (1,533,427)	$ 517,369

FREDERICK & COMPANY, INC.

Statement of Changes in Subordinated Liabilities
For the Year-Ended December 31, 2018

Subordinated Liabilities at January 01, 2018:	$	248,958
Increase: Accrued interest subject to subordination		12,941
Decrease: Payments on subordinated borrowings		-
Subordinated Liabilities at December 31, 2018:	$	261,900

FREDERICK & COMPANY, INC.

Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

1. Summary of Significant Accounting Policies

Formation of the Company

Frederick & Company, Inc. (a Wisconsin Company) was organized in 1960 and is located in Pewaukee, Wisconsin. The Company is a registered securities broker dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The company has obtained exemption from SEC 15c3-3 under Subparagraph (k)(2).

Commission Income

The Company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2018, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment.

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as interest, penalties, and

disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value

In accordance with accounting principles generally accepted in the United States of America, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Balance Sheet. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Subsequent Events

Management has evaluated all subsequent events through April 25, 2019 for possible inclusion as a disclosure in the financial statements. There were no subsequent events to disclose through the aforementioned time period.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the company had net capital of $273,793 and net capital requirements of $14,050. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was .77 to 1.

FREDERICK & COMPANY, INC.

Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

3. Subordinated Borrowings

The Company owes a stockholder $261,900 for a loan and accrued interest subordinated to creditor liabilities at December 31, 2018. FINRA has approved the loan and accrued interest as a satisfactory subordination agreement. The loan is due May 2022 and bears an interest at the rate of 3.25%. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 2018:

Stockholder Note	$248,958
Accrued interest, subordinated	12,941
	$261,900

4. Securities

At December 31, 2018, the Company owns securities, either marketable (Level 1) or not readily marketable (Level 2 and Level 3), consisting of:

		Fair Value Measurement at Reporting Date Using		
Description	12/31/2018	(Level 1)	(Level 2)	(Level 3)
Corporate stock	$785,813	$671,371	$66,100	$48,342
Corporate notes	186,788	--	186,788	--
Total	$972,601	$671,371	$252,888	$48,342

The Company decreased its position in Level 2 corporate stock by $5,499.12 and increased its position in Level 2 corporate notes by $5,499.12 due to reclassification of assets during the year ended December 31, 2018.

Opening Balance (Level 2 corporate stock)	$71,600
$4,249.20 of INRange Series B Preferred Stock reclassified as Series B Convertible Note	($4,249.20)
$1,249.92 INRange Series C Preferred Stock reclassified as Series C Convertible Note	($1,249.92
Closing Balance (Level 2 Corporate stock)	**$66,101**

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

5. Warrants outstanding

The company has the right to purchase some or all of their outstanding warrant shares in various companies in subsequent years. **Attachment 1** provides a summary of outstanding warrants at December 31, 2018.

6. Operating Leases

The Company leases office space under an open-ended operating lease. The lease calls for monthly rental payments of $792.00. Total rental expense for 2018 totaled $9,328. The following is a schedule, by years, of future minimum payments under the operating leases in effect as of December 31, 2018:

2019	$ 9,504

7. Risks and Uncertainties

The Company's securities owned are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition and the statement of income.

8. Related Party Transactions

Frederick & Company has two related-party transactions on the financials as of December 31, 2018.

1. The first related-party transaction is a Shareholder Loan Payable to the Gloria M Frederick Survivors Trust in the amount of $139,815.74. This represents principal balance on personal deposits to The Company from the Gloria M Frederick Survivors Trust. Interest is accrued at 4.00% on the end-of-year principal balance and is carried on the balance sheet in a separate account, "Accrued Interest – Gloria M Frederick Survivors Trust." The adjusted annual balance here is supported by a formal promissory note.

2. The second related-party transaction is a Shareholder Loan Payable to shareholder Lon Frederick in the amount of $8,121.88. This represents principal balance on personal deposits to The Company from Lon Frederick. Interest is accrued at 4.00% on the end-of-year principal balance and is carried on the balance sheet in a separate account, "Accrued Interest – Lon Frederick." The adjusted annual balance here is supported by a formal promissory note.

Attachment 1

FREDERICK & COMPANY, INC.

Warrants Outstanding
Year Ending December 31, 2018

Title	# of Shares	Expiration Date	Share Price
Qualigen	10,089	June 26, 2024	2.70
Vision III	16,000	December 19, 2022	2.50
Vision III	6,000	April 29, 2023	5.00
Vision III	6,000	June 29, 2023	5.00
Vision III	38	October 27, 2023	5.00
Vision III	8,027	September 19, 2023	5.00
Vision III	2,811	October 28, 2023	5.00
Vision III	75,000	May 27, 2026	5.00
Vision III	24,175	May 27, 2026	2.88
INRange Systems	13,044	September 26, 2025	0.72
INRange Systems	2,208	September 26, 2025	1.20
INRange Systems	4,583	December 31, 2025	1.20
INRange Systems	4,583	December 31, 2025	0.01
INRange Systems	1,500	September 8, 2026	0.01
INRange Systems	1,500	September 8, 2026	1.20
INRange Systems	1,736	September 8, 2026	0.72
INRange Systems	10,000	September 8, 2026	0.01
INRange Systems	86,750	December 31, 2027	0.01
INRange Systems	3,755	December 31, 2027	0.01

FREDERICK & COMPANY, INC.

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2018

Aggregate Indebtedness		
Accounts payable	$	14,668
Accrued expenses		196,076
Total Aggregate Indebtedness	$	210,744
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	14,050
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity		517,369
Subordinated borrowings		248,958
Deductions:		
Securities not readily marketable, at estimated fair value		(301,230)
Unallowable cash		-
Receivables		-
Prepaid expenses		(2,834)
Property and equipment		(1,104)
Haircuts on securities		(100,706)
Undue concentration		(86,660)
Net Capital		273,793
Net capital requirement (minimum)		14,050
Capital in excess of minimum requirement	$	259,743
Ratio of aggregate indebtedness to net capital	76.97%	

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	273,793

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision Rule 15c3-3(k)(2)(i).

Frederick & Company, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $273,793 which was $259,743 in excess of its required net capital of $14,050. The Company's ratio of aggregate indebtedness to net capital was 76.97%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Lon Frederick
Frederick & Company, Inc.
N27W23953 Paul Road, Suite 202
Pewaukee, WI 53072

Dear Lon Frederick:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Frederick & Company, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Frederick & Company, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Frederick & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frederick & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

April 25, 2019

Frederick & Company, Inc.
N27W23953 Paul Road, Suite 202
Pewaukee, WI 53072

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Frederick & Company, Inc.;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Lon Frederick
President
Frederick & Company, Inc.